SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

NUVEEN INVESTMENT TRUST V

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive, Chicago, Illinois 60606

Telephone Number (including area code):

(312) 917-7700

Name and Address of agent for service of process:

Jessica R. Droeger

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes X     No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 9th day of November, 2006.

NUVEEN INVESTMENT TRUST V
(Name of Registrant)

By:	/s/ Timothy R. Schwertfeger
Timothy R. Schwertfeger Chairman of the Board and Trustee

Attest:	/s/ Jessica R. Droeger
Jessica R. Droeger Secretary